November 2, 2010

VIA FACSMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	GigaMedia Limited (File no. 0-30540)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
Request for Extension to Comment Letter Response

Dear Ms. Collins:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of GigaMedia Limited (the “Company”) set forth in your letter dated October 21, 2010 (the “Comment Letter”).  The Company hereby requests an extension of time to respond to the Comment Letter.  Additional time is needed because several key personnel, including the Company’s Chief Financial Officer and the Chief Operating Officer, have been or will be traveling during this period and the Company’s external auditors have informed the Company that they require additional time to fully address the issues presented in the Comment Letter. The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than December 2, 2010.  This extension will enable the Company to more fully review and respond to the issues presented in the Comment Letter with its key personnel and external auditors.

If you have any questions regarding the foregoing, please contact Alec Tracy in Skadden Arps’ Hong Kong office at +852 3740 4710.  You may also contact Skadden Arps’ D.C. Office at (202) 371 7000 and ask to be transferred.

Sincerely,

/s/ Alec P. Tracy
Alec P. Tracy

cc:	Arthur M. Wang
Chief Executive Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited

Thomas Hui
Chief Operating Officer
GigaMedia Limited

Lester Wong
General Counsel
GigaMedia Limited